Exhibit 99.1

SM ENERGY AND CIVITAS RESOURCES TO COMBINE IN $12.8 BILLION TRANSFORMATIONAL COMBINATION DELIVERING SUPERIOR STOCKHOLDER VALUE

Value-Enhancing Scale

Premier portfolio across the highest-return U.S. shale basins drives significant free cash flow and enhanced stockholder value

Pro forma second quarter of 2025 production totaled 526 MBoe/d

Pro forma full-year 2025 consensus free cash flow of more than $1.4 billion

Step-change in free cash flow supports sustained return of capital

Value-Driven Synergies

Proven management and a world-class technical team positioned to deliver identified and achievable annual synergies of approximately $200 million with upside potential

Synergies create potential for accelerated debt repayment and improved through-cycle returns

Value-Accretive Substance

Significant accretion on key per share financial metrics, before synergies

Free cash flow to be prioritized for debt reduction and
sustainable quarterly fixed dividend of $0.20 per share

Committed to leading in sustainability and environmental stewardship while expanding our positive impact in the communities where we operate

Companies to host a live Q&A call today at 8:00 a.m. Mountain time/10:00 a.m. Eastern time

DENVER, CO November 3, 2025 - SM Energy Company (“SM Energy”) (NYSE: SM) and Civitas Resources, Inc. (“Civitas”) (NYSE: CIVI) today announced they have entered into a definitive merger agreement involving an all-stock transaction (the “Transaction”).

Under the terms of the Transaction, each common share of Civitas will be exchanged for 1.45 shares of SM Energy common stock. The combined company's enterprise value of approximately $12.8 billion is inclusive of each company’s net debt.

The combined company will have a premier portfolio of approximately 823,000 net acres, with the Permian position being the cornerstone. Pro forma full-year 2025 consensus free cash flow generation of more than $1.4 billion enables sustained capital returns, and increased market capitalization enhances trading liquidity with broader investment appeal.

Transformational Combination Delivering Superior Value

•	Value-Enhancing Scale. The combined company will operate a premier asset portfolio consisting of approximately 823,000 net acres across the highest-return U.S. shale basins, immediately transformed into a top-10 U.S. independent oil-focused producer. We expect that this premier portfolio will deliver a step-change in free cash flow enabling sustained capital returns.

•	Synergy-Enhanced Free Cash Flow. Identified and achievable annual synergies totaling $200 million, with upside potential to $300 million, is expected to enhance stockholder value. Identified synergies include opportunities across the combined organization consisting of overhead and G&A, drilling and completion and operational costs, and cost of capital. These synergies are expected to accelerate deleveraging and support a sustainable returns strategy.

•	Proven Management. A trusted leadership team, supported by a combined world-class technical team, equipped with the processes and infrastructure to deliver a successful integration.

•	Significant Accretion on Key Financial Per Share Metrics, Before Synergies. The combination is expected to be immediately accretive to key per share financial metrics, including operating cash flow, debt-adjusted cash flow, free cash flow, and net asset value.

•	Financial Discipline. Free cash flow will be prioritized for debt reduction with path to 1.0x net leverage by YE 2027 at $65/Bbl WTI and $3.50/MMBtu Henry Hub with substantial liquidity and an improved credit profile.

•	Sustainable Quarterly Fixed Dividend Maintained at $0.20/Share. The combined company will deliver sustainable dividends, a program that SM Energy has grown on a per share basis by 33% since the program was introduced in 2022.

•	Advancing Our Collective Commitment to Sustainability and Stewardship. The combined company will uphold its long-standing focus on responsible operations, safety, and environmental excellence, while integrating best practices.

SM Energy Chief Executive Officer Herb Vogel comments: “This strategic combination creates a leading oil and gas company with enhanced scale, numerous value-adding synergies, and significant free cash flow, driving superior value to stockholders. Congratulations to the Civitas team on building a leading sustainable energy company in the Permian and DJ basins since its inception in 2021. Their operational excellence and talent are reflected in today’s transaction. Together, we look forward to unlocking stockholder value as a unified organization.”

SM Energy President and Chief Operating Officer Beth McDonald comments: “This merger combines two premier operators and establishes a company with transformative scale in the highest-return U.S. shale basins. By combining two complementary portfolios, we expect to unlock significant free cash flow to strengthen our balance sheet, accelerate stockholder returns, and position us for sustainable growth through every cycle.”

Civitas Interim Chief Executive Officer Wouter van Kempen comments: “Today marks a pivotal moment for Civitas and SM Energy as we announce a merger that unlocks new potential to deliver enhanced stockholder value and achieve outcomes beyond the reach of either company alone. By combining our strong technical teams and complementary assets, we gain scale, sharpen our competitive edge, and strengthen our ability to responsibly produce energy that contributes to energy security and prosperity. This merger positions us to lead with operational and environmental excellence, generate meaningful synergies, and accelerate value creation.”

“This transformative transaction will immediately create a leading independent E&P company, with a strong asset position across the premium oil oriented basins in the U.S.,” said Ben Dell from Kimmeridge. “The step-change in scale coupled with identified operational synergies should enhance long-term value to all shareholders for years to come.”

TRANSACTION DETAILS

Under the terms of the agreement, Civitas stockholders will receive 1.45 shares of SM Energy common stock at closing. After closing, the company will continue to trade as SM Energy (NYSE: SM). Upon completion of the Transaction, SM Energy stockholders will own approximately 48% of the combined company and Civitas stockholders will own approximately 52% on a fully diluted basis. At this exchange ratio, and the respective companies' closing share prices on October 31, 2025, inclusive of net debt, the combined company would have an enterprise value of approximately $12.8 billion. SM Energy will issue approximately 126.3 million shares of common stock as consideration to the holders of Civitas common shares in accordance with the terms of the merger agreement.

GOVERNANCE AND LEADERSHIP

Following the merger, the Board of Directors will total 11 members and will be comprised of 6 representatives from SM Energy and 5 representatives from Civitas. Julio Quintana will serve as Non-Executive Chairman. The combined company will be headquartered in Denver, Colorado.

Herb Vogel will serve as Chief Executive Officer of the combined company, and the previously announced expected CEO transition to Beth McDonald remains on-track.

TIMING AND APPROVALS

The combination has been unanimously approved by the boards of directors of both companies. The Transaction is expected to close in the first quarter of 2026. The Transaction is subject to customary closing conditions, including approvals by SM Energy and Civitas stockholders and regulatory clearances.

ADVISORS

Evercore is serving as financial advisor and Gibson, Dunn & Crutcher LLP as legal advisor to SM Energy.

J.P. Morgan is serving as financial advisor and Kirkland & Ellis LLP as legal advisor to Civitas Resources.

CONFERENCE CALL AND ADDITIONAL MATERIALS

November 3, 2025 – Please join SM Energy and Civitas management at 8:00 a.m. Mountain time/10:00 a.m. Eastern time today for a joint conference call to discuss the Transaction.

The discussion will be accessible via:

•	Telephone – join the live conference call by registering at https://event.choruscall.com/mediaframe/webcast.html?webcastid=M2QTXycV. Dial-in for domestic toll free/International is 877-407-6050 / +1 201-689-8022.

•	Webcast (available for live and replay) – on each company’s website at www.sm-energy.com and www.civitasresources.com.

An investor presentation regarding the Transaction can also be found at www.sm-energy.com and www.civitasresources.com.

SM Energy's third quarter 2025 earnings pre-recorded webcast originally scheduled for November 4, 2025, and the live Q&A session originally scheduled for November 5, 2025, have been cancelled and replaced with today's joint conference call.

ABOUT SM ENERGY

SM Energy Company is an independent energy company engaged in the acquisition, exploration, development, and production of crude oil, natural gas, and NGLs in the states of Texas and Utah. SM Energy routinely posts important information about the Company on its website. For more information about SM Energy, please visit its website at www.sm-energy.com.

ABOUT CIVITAS

Civitas Resources, Inc. is an independent exploration and production company focused on the acquisition, development, and production of crude oil and liquids-rich natural gas from its premier assets in the Permian Basin in Texas and New Mexico and the DJ Basin in Colorado. Civitas’ proven business model to maximize shareholder returns is focused on four key strategic pillars: generating significant free cash flow, maintaining a premier balance sheet, returning capital to shareholders, and demonstrating ESG leadership. For more information about Civitas, please visit www.civitasresources.com.

NOTICE REGARDING INFORMATION CONTAINED IN THIS RELEASE

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this press release that address events, or developments that SM Energy and Civitas expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of SM Energy or Civitas may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of SM Energy’s common stock or Civitas common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of SM Energy and Civitas to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond SM Energy’s or Civitas’ control, including those detailed in SM Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.sm-energy.com/investors and on the SEC’s website at www.sec.gov, and those detailed in Civitas’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Civitas’ website at ir.civitasresources.com/investor-relations and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that SM Energy or Civitas believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by SM Energy and Civitas in light of their perceptions of current conditions, expected future developments, and other factors that SM Energy and Civitas believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this press release speak as of the date of this press release.

SM ENERGY INVESTOR CONTACT

Patrick Lytle, plytle@sm-energy.com, 303-864-2502

CIVITAS INVESTOR CONTACT

Brad Whitmarsh, bwhitmarsh@civiresources.com, 832-736-8909

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, SM Energy intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of SM Energy (the “Joint Proxy Statement/Prospectus”). Each of SM Energy and Civitas may also file other relevant documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that SM Energy or Civitas, as applicable, may file with the SEC in connection with the proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of SM Energy and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SM ENERGY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about SM Energy, Civitas and the proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SM Energy will be available free of charge on SM Energy’s website at www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at ir.civitasresources.com/investor-relations. The information included on, or accessible through, SM Energy’s or Civitas’ website is not incorporated by reference into this communication.

PARTICIPANTS IN THE SOLICITATION

SM Energy, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction. Information about the directors and executive officers of SM Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SM Energy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by SM Energy on September 8, 2025 (and which is available at www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Civitas on May 7, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed Transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from SM Energy and Civitas using the sources indicated above.